

July 11, 2014

<u>Via E-mail</u>
Mr. Stuart Rosenstein
Executive Vice President, Chief Financial Officer and Secretary
Townsquare Media, LLC
240 Greenwich Avenue
Greenwich, CT 06830

> **Re:** **Townsquare Media, LLC**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed on July 8, 2014**
> **File No. 333-197002**

Dear Mr. Rosenstein:

We have reviewed your registration statement and have the following comments.

Please respond to this letter by amending your registration statement. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in a response letter.

After reviewing any amendment to your registration statement and information you may provide in response to these comments, we may have additional comments.

<u>Summary Historical and Unaudited Pro forma Consolidated Financial and Other Data, page 15</u>

1. Please expand your disclosure and describe in more detail how management uses *Direct Profit* to measure the registrant's operating performance and why *Direct Profit* as a measure of Townsquare Media's performance is meaningful to investors. Please further clarify your disclosure of *Direct Profit* and explain why management believes excluding *corporate expenses* from this measure is meaningful to management and other parties.

2. Please recharacterize the non-GAAP measure "Free Cash Flow" so as to clearly reflect your use of this measure as a measure of operating performance.

You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, Attorney Advisor, at (202) 551-3268, Kathleen Krebs, Special Counsel, at (202) 551-3350 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director